Exhibit 99.131

JOINT NEWS RELEASE

NR: 21-13 | April 8, 2021

Tahltan Land to be Protected in Partnership with Conservation
Organizations, Skeena and the Province

Vancouver, BC (April 8, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) A new conservancy to protect the environment and wildlife on Tahltan territory has been created in an area of northwestern B.C. historically known as the Ice Mountain Lands, adjacent to Mount Edziza Provincial Park.

The Tahltan Central Government, the Province, Skeena Resources Limited, the Nature Conservancy of Canada, and BC Parks Foundation have worked in partnership to create the conservancy.

"Mount Edziza and the surrounding area has always been sacred to the Tahltan Nation. The obsidian from this portion of our territory provided us with weaponry, tools and trading goods that ensured our Tahltan people could thrive for thousands of years,” said Chad Norman Day, President of Tahltan Central Government. “Working alongside Skeena Resources, the Province, BC Parks Foundation, and the Nature Conservancy of Canada to provide further protection to this area is an initiative we can all take pride in. I am so relieved and thrilled that Mount Edziza is better protected for our future generations."

The conservancy is the first step in the multi-year Tahltan Stewardship Initiative (TSI). The goal of the TSI is to bring greater self-determination to the Tahltan Nation and support stewardship on Tahltan Territory. Tahltan Central Government plans to rename the area within the conservancy at a future date, to better reflect Tahltan heritage.

“Protecting these lands will preserve the natural environment, help maintain biological diversity, and respect the history and importance of this area for the Tahltan Nation,” said George Heyman, Minister of Environment and Climate Change Strategy. “Collaboration and shared understanding about stewardship of the lands and waters that sustain us is an important lesson delivered through true reconciliation.”

Skeena Resources Limited is returning its mineral tenures for its Spectrum mineral claim, which supports the partnership with the Tahltan to establish the new 3,500 hectare conservancy adjoining the 230,000 hectare Mount Edziza Provincial Park.

“We are very pleased to work with our Tahltan partners to be a part of this historically significant event. Through many open and respectful conversations with Tahltan leaders over the years, we have developed a sincere appreciation of the cultural importance of this area to Tahltan,” said Walter Coles, President and CEO of Skeena Resources. “We are deeply committed to our partnership with the Tahltan Nation and are happy that we can play a role in protecting this area for future generations. This is reconciliation in action and symbolic of our partnership commitment to Tahltan.”

Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation said, “This conservancy was created thanks to the unique partnership between the BC Parks Foundation, Nature Conservancy of Canada, Skeena Resources, the Tahltan Central Government and the Province. The genuine participation between all parties to protect these lands for future generations is a real achievement. This partnership fosters long-term relationships between Indigenous Nations and mineral companies.”

The parties have worked together to establish the conservancy with support from the BC Parks Foundation and the Nature Conservancy of Canada as well as the Province.

This initiative was also supported by the Government of Canada through the Natural Heritage Conservation Program, part of Canada’s Nature Fund; the Wyss Foundation; MakeWay; the Wilburforce Foundation; MapleCross Fund; Sitka Foundation; and the Leon Judah Blackmore Foundation.

“It’s encouraging to see governments, Indigenous peoples, industry, philanthropic foundations and conservation groups working together to protect our iconic natural environment in British Columbia and across the country. By collaborating on projects like these, we are making progress toward conserving a quarter of lands in Canada by 2025,” said the Honourable Jonathan Wilkinson, Minister of Environment and Climate Change.

“Permanently protecting the cultural and ecological values of these lands is a remarkable achievement. We congratulate the Tahltan Central Government on their leadership and vision in making this outcome a reality,” said Nancy Newhouse, BC Region Vice President, Nature Conservancy of Canada. “The unique volcanic landforms, the habitat connectivity for wildlife, and the long history of human relationship to this land all make it an area well worth conserving. This was truly a collaborative project, where partners representing a wide range of interests worked together in the spirit of co-operation.”

The Province and Tahltan Central Government have been working together to advance their shared interests in building an enduring, resilient government-to-government relationship in respect of land and resource use, and community, social and economic development within the Tahltan Territory. While more work remains to be done to advance their shared interests, this agreement is an important step.

“This is a triple win,” said Andy Day, CEO of the BC Parks Foundation. “Together, we’re protecting a huge area for wildlife and nature, we’re advancing reconciliation, and we’re supporting sustainable recreation and use. Big up to the Tahltan, B.C., NCC, and Skeena for getting in the same canoe and paddling in the same direction - it’s a great direction for B.C.”

Quick Facts:

•	There are 157 conservancies in B.C., ranging in size from 11 to 322,020 hectares.
•	The last conservancy established was Tsaa Nuna Conservancy in 2021.
•	Conservancies allow a wider range of low-impact, compatible economic opportunities than Class A parks. However, commercial logging, mining and hydroelectric power generation, other than local run-of-the-river projects, are prohibited.

•	Parks and protected areas are dedicated to preserving the natural environment and providing outstanding outdoor recreation opportunities. Places of special ecological importance are designated as ecological reserves for scientific research and educational purposes.

Learn more:

Map of the conservancy: https://bcparks.ca/conservancies/mount-edziza/

Information about the B.C. Declaration on the Rights of Indigenous Peoples Act can be found here:

www.gov.bc.ca/gov/content/governments/indigenous-people/new-relationship/united-nations-declaration-on-the-rights-of-indigenous-peoples

For a backgrounder with more information, click here.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by the end of 2021. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

Contact Information:

Inquiries: info@skeenaresources.com

Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.